77C.      SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

          On August 7, 2006, a Special Meeting of Shareholders of the Value Plus Fund series of the Registrant was held in order to vote on a proposed merger of the Value Plus Fund into the Large Cap Core Equity Fund series of the Registrant. Under the proposed merger, Class A and Class B shares of the Value Plus Fund would be exchanged for Class A shares of the Large Cap Core Equity Fund and Class C shares of the Value Plus Fund would be exchanged for Class C shares of the Large Cap Core Equity Fund. Shareholders of the Value Plus Fund approved the merger. The number of votes cast for and against the merger was as follows:

            Number of Shares

            For                       Against           Abstain

            4,429,185.78              5,466.13          5,646.23